UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIOJECT MEDICAL TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Oregon	93-1099680

(State of incorporation or organization)	(IRS Employer Identification No.)

211 Somerville Road (Route 202 North), Bedminster, NJ	07921

(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: Series R Participating Preferred Stock

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

     On July 2, 2002, the Board of Directors of Bioject Medical Technologies Inc. (the “Company”) announced that it has declared a dividend of one Right for each outstanding share of Common Stock of the Company to shareholders of record at the close of business on July 19, 2002. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series R Participating Preferred Stock (the “Preferred Stock”) at a Purchase Price of $50.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company (the “Rights Agent”), dated as of July 1, 2002 (the “Rights Agreement”).

     Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate certificates representing the Rights (“Rights Certificates”) will be distributed. A “Distribution Date” will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15 percent or more of the outstanding Common Stock or (ii) ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15 percent or more of such outstanding Common Stock, as such periods may be extended pursuant to the Rights Agreement.

     Until the Distribution Date, (i) the Rights will be evidenced by and transferred with the Common Stock certificates, (ii) after July 19, 2002, new Common Stock certificates will incorporate the Rights Agreement by reference in a legend and (iii) the transfer of a Common Stock certificate will also constitute a transfer of the Rights associated with the Common Stock.

     A holder cannot exercise Rights until the Distribution Date. Rights expire on the close of business on July 1, 2012, unless the Company has redeemed them in the manner described below.

     If and when the Distribution Date date occurs, the Rights will separate from the Common Stock and the Company will promptly mail Rights Certificates to holders of record of the Common Stock as of the close of business on the Distribution Date. Thereafter, Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued before the moment the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued before the time the Rights become exercisable will be issued with Rights.

     If a person becomes an “Acquiring Person” under the Rights Agreement, each holder of a Right thereafter has the right to receive, upon exercise, in lieu of Preferred Stock, Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. If any person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.

     For example, at an exercise price of $50.00 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following the events described above would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration as described above) for $50.00. Assuming that the Common Stock had a per share value of $25.00 at that time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $50.00.

     If, at any time after the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company does not survive or in which the Common Stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights voided as set forth above) shall thereafter have the right to exercise the Right for common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

     The Purchase Price, as defined in the Rights Agreement, payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock or the Common Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, (iii) if holders of Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iv) upon the distribution to holders of Preferred Stock or Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price or the number of shares of Preferred Stock issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least one percent. The Company will not issue fractional shares of Preferred Stock (except fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date before the date of exercise.

     Before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in the future. If a person or group proposes or publicly announces an intention to propose a transaction that, if consummated, would cause that person to become an Acquiring Person, or cause the Company to be acquired in a merger or other business combination (a “Proposed Acquiror”), the board of directors may redeem the Rights. If the board redeems the Rights, the Rights terminate and the holders of Rights are only entitled to receive the redemption price of $.001 per Right.

     If and when a person becomes an Acquiring Person, the Company’s board may exchange the Rights (except for voided Rights), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon particular circumstances, recognize taxable income if Rights become exercisable for Common Stock or other consideration of the Company or for common stock of the acquiring company.

     The Preferred Stock will be non-redeemable and may rank lower in priority than other classes or series of the Company’s preferred stock with respect to dividend preference and the distribution of assets. Each share of Preferred Stock will be entitled to an aggregate of 1,000 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Common Stock) declared on the Company’s Common Stock. In the event of liquidation, the holders of Preferred Stock will be entitled to receive a liquidation payment in an amount equal to 1,000 times the payment made per share of Common Stock, plus an amount equal to declared and unpaid dividends and distributions thereon. If a merger, consolidation or other transaction in which Common Stock is exchanged occurs, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Antidilution provisions protect the dividend and liquidation rights of the Preferred Stock. Each share of Preferred Stock will be entitled to 1,000 votes (subject to certain adjustments) on all matters submitted to the shareholders.

     The Company has filed a copy of the Rights Agreement with the Securities and Exchange Commission as an exhibit to its Current Report on Form 8-K dated July 2, 2002. You may obtain a copy of the Rights Agreement free of charge from the Rights Agent. This summary of the characteristics of the Rights is not complete and is qualified by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits

Exhibit Number	Exhibit Title

1	Form of Rights Agreement, dated as of July 1, 2002, between the Company and American Stock Transfer & Trust Company, including Exhibit A Terms of the Preferred Stock, Exhibit B Form of Rights Certificate, and Exhibit C Summary of the Right To Purchase Preferred Stock (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K, dated July 2, 2002).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BIOJECT MEDICAL TECHNOLOGIES INC.

/s/ JOHN GANDOLFO John Gandolfo Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: July 2, 2002.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1	Form of Rights Agreement, dated as of July 1, 2002, between the Company and American Stock Transfer & Trust Company, including Exhibit A Terms of the Preferred Stock, Exhibit B Form of Rights Certificate, and Exhibit C Summary of the Right To Purchase Preferred Stock (incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K, dated July 2, 2002).